Filed by Telenor ASA

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Commission File No.: 001-14522

The following press release was issued by Telenor on February 9, 2010

VimpelCom Ltd. press release

VimpelCom Ltd. has today published a press release titled: VimpelCom Ltd. Announces Launch of Exchange Offer for OJSC VimpelCom Shares and American Depositary Shares.

For full release and details of the offer, please see: www.vimpelcomlimited.com

The following announcement was posted on Telenor’s internal website on February 9, 2010

VimpelCom Ltd. Announces Launch of Exchange Offer

VimpelCom Ltd. has today issued a press release announcing its offer to holders of shares and American Depositary Shares (ADSs) of OJSC VimpelCom to exchange their shares and ADSs for VimpelCom Ltd. depositary receipts (DRs). The full press release and prospectus for the Exchange Offer are available at the new VimpelCom Ltd. website www.vimpelcomlimited.com.

In a comment, EVP and Head of Telenor’s CEE operations, Jan Edvard Thygesen, says “This is another step towards realizing our intention to create a leading global emerging markets telecom operator. We believe the Exchange Offer is attractive for all OJSC VimpelCom shareholders and will create the potential for future growth and value creation.”

VimpelCom Ltd. will be headquartered in the Netherlands and its DRs will be listed on the New York Stock Exchange. Upon successful completion of the Exchange Offer, the company will be a leading mobile operator in Russia, Ukraine and the CIS, with a significant presence in Southeast Asia.

The U.S. offer will expire at 17:00, New York time, on April 15, 2010, unless it is extended, and the Russian offer will expire at 23:59 Moscow time on April 20, 2010 for the Russian offer. If all conditions are met, the transaction is expected to be completed by mid 2010.

Additional Information

In connection with the Exchange Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom, VimpelCom Ltd. has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus and related Exchange Offer acceptance materials, to register shares of VimpelCom Ltd. in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom American Depositary Shares held by all holders, wherever located. Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus), and any other documents relating to the Exchange Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the prospectus and related Exchange Offer acceptance materials, and other relevant documents filed with the SEC in respect of the Exchange Offer, can be obtained at the SEC’s website at www.sec.gov or from VimpelCom Ltd. at its website at www.vimpelcomlimited.com.